For period ending   September 30, 2008		Exhibit 77E

File number 811-7528

Shareholder action seeking involuntary dissolution of the Fund:

A complaint against the registrant was filed in the Circuit Court of Baltimore City on October 23, 2008, by a small number of shareholder activists (the Petitioners) claiming to own twenty-five percent of the funds outstanding shares. The Petitioners seek the involuntary dissolution of the fund on the grounds that the stockholders of the fund are so divided that directors cannot be elected. The fund has been advised that the complaint is without merit. The fund intends to defend against the complaint and oppose the requested dissolution. The Petitioners are as follows: Bulldog Investors General Partnership; Benchmark Plus Institutional Partners, L.L.C.;
Benchmark Plus Partners, L.L.C.; Karpus Investment Management; 1607 Capital Partners; Western Investors Total Return Partners L.P.; Western Investment Total Return Fund Ltd.; and Western Investment Hedged Partners L.P.